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                                                                      EXHIBIT 12



                   STATEMENT REGARDING COMPUTATION OF RATIOS
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                   STATEMENT REGARDING COMPUTATION OF RATIOS

     The ratio of earnings to fixed charges was calculated assuming a sale of 100% of the preferred stock offered for cash that would result in an increase of $7,700,000 of cash to the Company. Earnings related to the use of such cash have not been provided herein. On an initial pro forma basis, exclusive of earnings related to the utilization of the $7,700,000 cash, the earnings would be inadequate to cover fixed charges for the six months ended June 30, 1998 by approximately $511,000. Pro forma depreciation for this same period amounts to approximately $404,000.

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